DEREK OIL & GAS CORPORATION

FORM 51-101F3
REPORT OF MANAGEMENT & DIRECTORS
ON RESERVES DATA AND OTHER INFORMATION

Management of Derek Oil & Gas Corporation are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

a) i) possible oil reserves estimated as of April 30, 2005 using current prices and costs.

    ii) the related estimated future net revenue.

b) i) possible oil reserves estimated as of April 30, 2005 using forecast prices and costs.

    ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated and reviewed the Company's reserves data.

The board of directors of the Company has:

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator; and

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation: and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The board of directors of the Company has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed the information with management. The board of directors has approved

a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information; and

b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

c) the content and filing of this report

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

"Barry C.J. Ehrl"

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Barry C.J. Ehrl, President, CEO, Director

"Edward G. Byrd"

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Edward G. Byrd, CFO, Director

"Patrick Boswell"

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Patrick Boswell, Director

"John Lush"

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John Lush, Director

"Alan H. Stevens"

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Alan H. Stevens, Director

Date: September 13, 2005